EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-58199) of Consumer Portfolio Services, Inc. of our report dated June 28, 2024, with respect to the statements of net assets available for benefits of Consumer Portfolio Services, Inc. 401(k) Plan as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, the related notes and the supplemental schedules, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the Consumer Portfolio Services, Inc. 401(k) Plan.

/s/ HASKELL & WHITE LLP

Irvine, California

June 28, 2024